Exhibit 99.1

PowerBank Announces $1.1 Million USD Incentive from NYSERDA for 7.1 MW Solar Project in New York

Incentive payment awarded under the NYSERDA’s NY-Sun Program

Project expected to provide clean energy to the equivalent of 895 homes annually

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated February 17, 2026 to its short form base shelf prospectus dated May 7, 2025.

Toronto, Ontario, April 7, 2026 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company), a leader in distributed solar energy, battery storage, and clean energy infrastructure across North America, is pleased to announce that its 7.1 MW Jordan Rd 2 community solar project (the “Project”) located on privately-owned brownfield lands in Skaneateles Falls, New York has been approved for up to $1,119,618 USD in incentives through the New York State Energy Research and Development Authority (NYSERDA) NY-Sun Program. The Project is also expected to qualify for up to an additional $1,576,590 in NY-Sun incentives through the Inclusive Community Solar Adder. The Project received its municipal approvals, previously announced here.

PowerBank is also pleased to announce that the Project has received its brownfield-specific environmental approvals to operate from the NYS Department of Environmental Conservation.

The NY-Sun Program is a public-private partnership that aims to drive growth in the solar industry and make solar technology more affordable for all New Yorkers. Led by NYSERDA, the program provides incentives and financing to expand solar adoption for homes, businesses, and communities, while supporting local job creation and advancing the state’s clean energy goals.

The Jordan Rd 2 Project is expected to deliver enough energy to power approximately 895 homes annually. Once constructed and operational, following receipt of financing and final permits, the Project will be operated as a community solar project. Community solar is a solar photovoltaic system interconnected directly to the local electricity grid via distribution lines. Once the system is placed into service by the utility and generating electricity, clean energy from the site feeds into the local power grid. Depending on the size and number of panels the project has, dozens or even hundreds of renters, homeowners and electricity customers can save money from the electricity that is generated by the project. By subscribing to a project, a homeowner earns credits on their electric bill every month from their portion of the solar that’s generated by the project, accessing the benefits of solar without installing panels on their home. This allows homeowners to realize a reduced cost per kW/hour from the power they consume versus standard utility rates.

PowerBank’s proven expertise, with over 100 MW of completed projects and a development pipeline exceeding 1 GW, underpins the project’s execution. Strategic partnerships and institutional-grade development capabilities position PowerBank to deliver reliable, high-impact renewable energy solutions.

The Project advances New York’s path to 10 GW of solar by 2030. The State leads the United States in community solar capacity, having achieved the New York State Climate Act 6 GW solar goal in the fall of 2024.

There are several risks associated with the development of the Project. The development of any project is subject to receipt of a community solar contract, receipt of required permits, the availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future Project no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the Project and statements made in this press release.

Corporate Updates

The Company announces that further to its press release of February 12, 2026, the Company and Orbit AI have mutually agreed to terminate the Company’s proposed strategic investment of US$500,000 by the Company into Orbit AI. The Collaboration Agreement with Orbit AI remains in place and the Company continues to discuss with Orbit AI collaboration opportunities to support the orbital cloud.

The Company also announces that it received a written notice (the “Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the closing bid price of the Company’s common shares for the 30 consecutive business day period between February 19, 2026, through April 1, 2026, the bid price for the Company’s common shares had closed below the minimum US$1.00 per share requirement for continued listing on the Nasdaq under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”).

The Notice has no immediate effect on the listing of the Company’s common shares on The Nasdaq Global Market. The Company intends to monitor the bid price of its common shares and consider available options to regain compliance with the Minimum Bid Price Rule.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until September 29, 2026, to regain compliance (the “Compliance Period”). Pursuant to the Notice, if at any time during the Compliance Period the closing bid price of the Company’s common shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and such matter will be closed. If the Company fails to regain compliance with the Minimum Bid Price Rule during the Compliance Period, the Company may consider applying to transfer its securities from The Nasdaq Global Market to The Nasdaq Capital Market, provided that the Company meets the applicable market value of publicly held shares required for continued listing and all other applicable requirements for initial listing on The Nasdaq Capital Market (except for the bid price requirement). Such transfer would provide the Company with an additional 180 calendar days, or until March 28, 2027, to regain compliance. There can be no assurance that the Company would be eligible for the additional 180 calendar day compliance period, if applicable, or that the Nasdaq staff would grant the Company’s request for continued listing.

The letter has no immediate impact on the Company’s business operations or listing of the Company’s common shares, which will continue to be listed and traded on The Nasdaq Global Market, subject to the Company’s compliance with the other listing requirements of The Nasdaq Global Market.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power project mentioned in this press release; the number of homes expected to be powered; the expected savings for local residents; the receipt of additional project incentives; statements regarding future collaboration with Orbit AI; statements regarding the Company’s compliance with the Minimum Bid Price Rule and listing or trading of its common shares. and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company is able to satisfy compliance with Nasdaq listing rules, including the Minimum Bid Price Rule; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company is unable to satisfy compliance with Nasdaq listing rules, including the Minimum Bid Price Rule; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation